UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195976) ORIGINALLY FILED WITH THE SEC ON MAY 15, 2014

EXHIBITS.

Exhibit Number	Exhibit Description

10.1	Amended and Restated Term Loan Facility Agreement, dated July 11, 2011, among Knutsen Shuttle Tankers 14 AS, as borrower, and the other parties thereto, as amended and restated by the First Supplemental Agreement, dated October 5, 2011, the Second Supplemental Agreement, dated January 23, 2014, and the Third Supplemental Agreement, dated June 26, 2014

10.2	Amended and Restated Term Loan Facility Agreement, dated November 3, 2011, among Knutsen Shuttle Tankers 15 AS, as borrower, and the other parties thereto, as amended by an amendment letter, dated October 23, 2013, and as amended and restated by the First Supplemental Agreement, dated February 12, 2014, and the Second Supplemental Agreement, dated June 26, 2014

10.3	Ship Management Agreement for the Hilda Knutsen, between Knutsen Shuttle Tankers 14 AS and KNOT Management AS, as amended

10.4	Ship Management Agreement for the Torill Knutsen, between Knutsen Shuttle Tankers 15 AS and KNOT Management AS, as amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: July 14, 2014
	By:	/s/ ARILD VIK
		Name:	Arild Vik
		Title:	Chief Executive Officer and Chief Financial Officer

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